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                            March 27, 2023

       Claudius Tsang
       Director and Chief Executive Officer
       A Paradigm Acquisition Corp.
       Level 39, Marina Bay Financial Centre
       Tower 2, 10 Marina Boulevard
       Singapore 018983

                                                        Re: A Paradigm
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 14,
2023
                                                            CIK No. 0001956439

       Dear Claudius Tsang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed March 14, 2023

       Cover Page

   1. We note that your definition of China and the PRC excludes Hong Kong, Macau and
                                                        Taiwan. Please clarify
that all the legal and operational risks associated with having operations in the
People   s Republic of China also apply to operations in Hong Kong and
                                                        Macau. In this regard,
please ensure that your disclosure does not narrow risks related to operating in the PRC to
mainland China only. Where appropriate, you may describe PRC law and then explain
how commensurate laws in Hong Kong and Macau differs from PRC law and describe any
risks and consequences to the company associated with those laws.
 Claudius Tsang
FirstName
A ParadigmLastNameClaudius
            Acquisition Corp. Tsang
Comapany
March      NameA Paradigm Acquisition Corp.
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
Summary
Leadership of an Experienced Management Team, page 3

2. Please disclose Mr. Yu-Ping Edward Tsai's business experience during the past five years. See Item 401(e) of Regulation S-K.
Risk Factors, page 44

3. We note that the discussion of risk factors is longer than 15 pages. Please include in the forepart of the prospectus, as applicable, a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See
Item 105(b) of Regulation
         S-K.
We may issue our shares to investors in connection with our initial business combination..., page
75

4. We note your response to prior comment 4 and reissue in part. We note that potential
         PIPE transactions are meant to enable you to provide sufficient liquidity to the post-
         business combination entity or provide opportunities for enhanced return on investment to
         investors in return for funds facilitating the sponsor   s completion
of the business
         combination or providing sufficient liquidity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Enforcement of Civil Liabilities, page 111

5. We note your response to prior comment 6. Please also revise your disclosure on page
         111 to address prior comment 6. In addition, we also note that four director nominees,
         Brian Yun, Prescille Chu Cernosia, Yu-Ping Edward Tsai, and Eric Tzu-yang Huang, will serve from the effective date of the registration statement. Please expand your disclosures on pages 12, 62, 103, 104, and 111 to identify each director nominee located in China or
         Hong Kong.
Capitalization, page 119

6. We have reviewed your response to comment 7, and it appears that the third to last sentence of the 2nd paragraph is incomplete. As such, we reissue the previous comment.
         Additionally, to the extent your response indicates that the disclosure referenced in the comment is not accurate, please revise your filing to address. Claudius Tsang
A Paradigm Acquisition Corp.
March 27, 2023
Page 3

       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameClaudius Tsang
                                                         Division of
Corporation Finance
Comapany NameA Paradigm Acquisition Corp.
                                                         Office of Real Estate
& Construction
March 27, 2023 Page 3
cc:       Jeffrey C. Cohen
FirstName LastName